Exhibit 99.2

Government Properties Income Trust



Second Quarter 2012

Supplemental Operating and Financial Data

All amounts in this report are unaudited.



20 Massachusetts Avenue, Washington DC.
Square Feet: 339,541.
Primary Tenant: U.S. Customs & Immigration Service.



TABLE OF CONTENTS

TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

•OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNTS OF SUCH DISTRIBUTIONS,

•OUR ACQUISITIONS OF PROPERTIES,

•THE CREDIT QUALITY OF OUR TENANTS,

•THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

•OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

•OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

•THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

•OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

•OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

•OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

•OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,

•OUR EXPECTATION THAT THERE MAY BE AN INCREASE IN DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS, AND

•OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

•THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US,

•COMPETITION WITHIN THE REAL ESTATE INDUSTRY,

• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC AND THEIR RELATED PERSONS AND ENTITIES,



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY CAUSE OUR ACQUISITIONS NOT TO OCCUR OR TO BE DELAYED,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE OR NOT OTHERWISE BE AT A LEVEL TO SUFFICIENTLY COVER OUR COSTS,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,

- ACTUAL ANNUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH COMMONWEALTH REIT, REIT MANAGEMENT & RESEARCH LLC AND AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



305 East 46th Street, New York, NY.
Square Feet: 187,060.
Primary Tenant: United Nations.

COMPANY PROFILE



The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which owns buildings that are majority leased to government tenants located throughout the United States. The majority of our properties are office buildings. As of June 30, 2012, we owned 74 properties with approximately 9.1 million rentable square feet. Fifty-two properties are primarily leased to the U.S. Government, 18 properties are primarily leased to ten state governments, and one property is leased to the United Nations, an international intergovernmental agency. We are included in the Russell 2000® stock index and the MSCI US REIT index.

Strategy:

Our business strategy is to maintain our properties, seek to renew our leases or enter into new leases as they expire, selectively acquire additional properties that are majority leased to government tenants and pay distributions to shareholders. As our current leases approach expiration, we will attempt to renew leases with existing tenants or enter into leases with new tenants, in both circumstances at rents which are equal to or greater than the rents we now receive. Our ability to renew leases with existing tenants or enter into new leases with new tenants and the rents we are able to charge will depend in large part upon market conditions which are generally beyond our control. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,650 properties, located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings and Select Income REIT, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and to TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21.5 billion as of June 30, 2012. We believe that being managed by RMR is a competitive advantage for GOV because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 6/30/2012):

Total properties   74
Total sq. ft. (000s)   9,126
Percent leased   92.2%



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@govreit.com, or Elisabeth Heiss,
Manager, Investor Relations, at (617) 796-8222 or eheiss@govreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
(646) 855-5808

Janney Capital Markets
Daniel Donlan
(212) 665-6476

Jefferies & Company, Inc.
Omotayo Okusanya
(212) 336-7076

JMP Securities
Mitch Germain
(212) 906-3546

Morgan Stanley
Chris Canton
(415) 576-2637

RBC Capital Markets
Mike Carroll
(440) 715-2649

Wells Fargo Securities
Brendan Maiorana
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-0376

Standard and Poor's
Susan Madison
(212) 438-4516

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

75 Pleasant Street, Malden, MA.
Square Feet: 125,521.
Primary Tenant: Massachusetts Department of Education.

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

		As of and for the Three Months Ended			
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	47,100	47,091	47,052	47,052	40,511
Weighted average common shares outstanding [1]	47,098	47,052	47,052	45,322	40,506
Common Share Data:					
Price at end of period	$ 22.62	$ 24.11	$ 22.55	$ 21.51	$ 27.02
High during period	$ 24.63	$ 24.87	$ 24.29	$ 27.80	$ 27.50
Low during period	$ 20.64	$ 22.03	$ 19.68	$ 20.50	$ 24.27
Annualized dividends declared per share during period	$ 1.68	$ 1.68	$ 1.68	$ 1.68	$ 1.68
Annualized dividend yield (at end of period)	7.4%	7.0%	7.5%	7.8%	6.2%
Annualized Normalized FFO[2] multiple (at end of period)	10.9x	11.3x	10.2x	10.6x	13.0x
Annualized property net operating income (NOI) / total market capitalization [3]	8.1%	8.2%	8.7%	8.6%	7.2%
Market Capitalization:					
Total debt (book value)	$ 471,271	$ 444,826	$ 440,883	$ 328,108	$ 383,898
Plus: market value of common shares (at end of period)	1,065,402	1,135,364	1,061,023	1,012,089	1,094,607
Total market capitalization	$ 1,536,673	$ 1,580,190	$ 1,501,906	$ 1,340,197	$ 1,478,505
Total debt / total market capitalization	30.7%	28.2%	29.4%	24.5%	26.0%
Book Capitalization:					
Total debt	$ 471,271	$ 444,826	$ 440,883	$ 328,108	$ 383,898
Plus: total shareholders' equity	878,302	885,905	891,668	898,189	745,265
Total book capitalization	$ 1,349,573	$ 1,330,731	$ 1,332,551	$ 1,226,297	$ 1,129,163
Total debt / total book capitalization	34.9%	33.4%	33.1%	26.8%	34.0%

[1] On July 25, 2011, we sold 6,500,000 of our common shares in a public offering.

[2] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.



KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)

		As of and for the Three Months Ended								
		6/30/2012		3/31/2012		12/31/2011		9/30/2011		6/30/2011
Selected Balance Sheet Data:										
Total assets	$	1,382,824	$	1,363,247	$	1,368,575	$	1,266,668	$	1,162,734
Total liabilities	$	504,522	$	477,342	$	476,907	$	368,479	$	417,469
Gross book value of real estate assets [1]	$	1,515,497	$	1,491,535	$	1,490,912	$	1,371,223	$	1,267,890
Total debt / gross book value of real estate [1]		31.1%		29.8%		29.6%		23.9%		30.3%
Selected Income Statement Data:										
Rental income	$	50,273	$	50,455	$	51,726	$	45,889	$	42,107
EBITDA [2]	$	28,492	$	29,248	$	29,524	$	26,104	$	24,170
NOI [3]	$	31,129	$	32,234	$	32,724	$	28,768	$	26,670
NOI margin [4]		61.9%		63.9%		63.3%		62.7%		63.3%
Net income	$	11,954	$	13,059	$	13,248	$	11,563	$	10,932
Normalized FFO [5]	$	24,352	$	25,180	$	26,133	$	22,950	$	21,038
Common distributions paid	$	19,778	$	19,762	$	19,761	$	17,015	$	17,010
Normalized FFO payout ratio		81.2%		78.5%		75.6%		74.1%		80.9%
Per Share Data :										
Net income	$	0.25	$	0.28	$	0.28	$	0.26	$	0.27
Normalized FFO [5]	$	0.52	$	0.54	$	0.56	$	0.51	$	0.52
Coverage Ratios:										
EBITDA [2] / interest expense		7.0x		7.3x		9.0x		8.3x		7.9x
Total Debt / Annualized EBITDA [2]		4.1x		3.8x		3.7x		3.1x		4.0x

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[2] See Exhibit B for the calculation of EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

[5] See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of those amounts to net income determined in accordance with GAAP.

KEY FINANCIAL DATA (Continued)

Government Properties Income Trust
Supplemental Operating and Financial Data, June 30, 2012

11

CONDENSED CONSOLIDATED BALANCE SHEETS



(dollars in thousands, except per share data)

	As of 6/30/2012	As of 12/31/2011
ASSETS		
Real estate properties:		
Land	$ 228,824	$ 224,674
Buildings and improvements	1,147,361	1,129,994
	1,376,185	1,354,668
Accumulated depreciation	(164,890)	(156,618)
	1,211,295	1,198,050
Acquired real estate leases, net	110,805	117,596
Cash and cash equivalents	1,394	3,272
Restricted cash	3,970	1,736
Rents receivable, net	27,086	29,000
Deferred leasing costs, net	3,498	3,074
Deferred financing costs, net	6,624	5,550
Other assets, net	18,152	10,297
Total assets	$ 1,382,824	$ 1,368,575
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 27,000	$ 345,500
Unsecured term loan	350,000	-
Mortgage notes payable	94,271	95,383
Accounts payable and accrued expenses	19,652	20,691
Due to related persons	2,878	4,071
Assumed real estate lease obligations, net	10,721	11,262
Total liabilities	504,522	476,907
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 70,000,000 shares authorized,		
47,099,971 and 47,051,650 shares issued and outstanding, respectively	471	471
Additional paid in capital	936,603	935,438
Cumulative net income	112,346	87,333
Cumulative other comprehensive income	73	77
Cumulative common distributions	(171,191)	(131,651)
Total shareholders' equity	878,302	891,668
Total liabilities and shareholders' equity	$ 1,382,824	$ 1,368,575



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Rental income [1]	$ 50,273	$ 42,107	$ 100,728	$ 81,335
Expenses:				
Real estate taxes	5,949	4,637	11,482	9,094
Utility expenses	3,870	3,540	7,705	7,047
Other operating expenses	9,325	7,260	18,178	14,181
Depreciation and amortization	12,153	9,097	24,225	17,483
Acquisition related costs	245	1,009	294	1,838
General and administrative	2,719	2,566	5,758	4,909
Total expenses	34,261	28,109	67,642	54,552
Operating income	16,012	13,998	33,086	26,783
Interest and other income	6	20	14	35
Interest expense (including net amortization of debt premiums and deferred financing fees of $335, $262, $659 and $521, respectively)	(4,096)	(3,076)	(8,119)	(5,613)
Equity in earnings of an investee	76	46	121	83
Income before income tax expense	11,998	10,988	25,102	21,288
Income tax expense	(44)	(56)	(89)	(102)
Net income	$ 11,954	$ 10,932	$ 25,013	$ 21,186
Weighted average common shares outstanding	47,098	40,506	47,075	40,503
Net income per common share	$ 0.25	$ 0.27	$ 0.53	$ 0.52
Additional Data:				
General and administrative expenses / rental income	5.41%	6.09%	5.72%	6.04%
General and administrative expenses / total assets (at end of period)	0.20%	0.22%	0.42%	0.42%
Non-cash straight line rent adjustments [1]	$ 695	$ 43	$ 1,564	$ 161
Lease value amortization included in rental income [1]	$ (537)	$ 116	$ (1,091)	$ 288
Lease termination fees included in rental income	$ -	$ 5	$ -	$ 5
Capitalized interest expense	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable obligations of our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollar amounts in thousands)



	For the Six Months Ended	
	6/30/2012	6/30/2011
Cash flows from operating activities:		
Net income	$ 25,013	$ 21,186
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	15,656	12,353
Net amortization of debt premium and deferred financing fees	659	521
Straight line rental income	(1,564)	(161)
Amortization of acquired real estate leases	9,274	4,604
Amortization of deferred leasing costs	387	236
Other non-cash expenses	646	256
Equity in earnings of an investee	(121)	(83)
Change in assets and liabilities:		
(Increase) decrease in restricted cash	(2,234)	(45)
(Increase) decrease in deferred leasing costs	(811)	(210)
(Increase) decrease in rents receivable	3,478	(1,839)
(Increase) decrease in other assets	2,162	(879)
Increase (decrease) in accounts payable and accrued expenses	486	1,883
Increase (decrease) in due to related persons	(463)	1,712
Cash provided by operating activities	52,568	39,534
Cash flows from investing activities:		
Real estate acquisitions and deposits	(38,850)	(223,780)
Real estate improvements	(4,711)	(3,092)
Cash used in investing activities	(43,561)	(226,872)
Cash flows from financing activities:		
Repayment of mortgage notes payable	(881)	(399)
Borrowings on unsecured revolving credit facility	27,000	262,000
Repayments on unsecured revolving credit facility	(345,500)	(42,000)
Proceeds from unsecured term loan	350,000	-
Financing fees	(1,964)	(3)
Distributions to common shareholders	(39,540)	(33,616)
Cash (used in) provided by financing activities	(10,885)	185,982
Decrease in cash and cash equivalents	(1,878)	(1,356)
Cash and cash equivalents at beginning of period	3,272	2,437
Cash and cash equivalents at end of period	$ 1,394	$ 1,081
Supplemental cash flow information:		
Interest paid	$ 7,695	$ 4,161
Income taxes paid	86	51
Non-cash financing activities		
Issuance of common shares	$ 1,165	$ 256



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$550,000 unsecured revolving credit facility [2]	1.75%	1.75%	$ 27,000	10/19/2015	$ 27,000	3.3
$350,000 unsecured term loan [3]	2.00%	2.00%	350,000	1/11/2017	350,000	4.5
Total / weighted average unsecured floating rate debt	1.98%	1.98%	$ 377,000		$ 377,000	4.4
Secured Fixed Rate Debt:						
Secured debt - Two properties in Indianapolis, IN	5.73%	5.24%	$ 49,701	10/11/2015	$ 46,700	3.3
Secured debt - One property in Landover, MD	6.21%	6.21%	24,579	8/1/2016	23,296	4.1
Secured debt - One property in Tampa, FL	7.00%	5.15%	10,406	3/1/2019	7,890	6.7
Secured debt - One property in Lakewood, CO	8.15%	6.15%	9,585	3/1/2021	-	8.7
Total / weighted average secured fixed rate debt	6.24%	5.58%	$ 94,271		$ 31,186	4.4
Debt Summary:						
Total / weighted average floating rate debt	1.98%	1.98%	$ 377,000		$ 377,000	4.4
Total / weighted average secured fixed rate debt	6.24%	5.58%	94,271		31,186	4.4
Total / weighted average debt	2.83%	2.70%	$ 471,271		$ 408,186	4.4

[1] Includes the effect of unamortized fair value premium related to mortgage debt assumed. Excludes the effects of transaction costs.

[2] Interest on drawings under our unsecured revolving credit facility is at LIBOR plus 150 basis points, subject to adjustment based on changes to our senior unsecured debt ratings; the coupon rate and interest rate listed above are as of 6/30/2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to 10/19/2016.

[3] Our term loan bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our senior unsecured debt ratings; the coupon rate and interest rate listed above are as of 6/30/2012. The term loan is prepayable without penalty at any time.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Secured Fixed Rate Debt	Total [3]
2012	$ -	$ 912	$ 912
2013	-	1,933	1,933
2014	-	2,072	2,072
2015	27,000 [1]	48,691	75,691
2016	-	24,708	24,708
2017	350,000 [2]	1,308	351,308
2018	-	1,415	1,415
2019	-	9,168	9,168
2020	-	1,333	1,333
2021 and thereafter	-	349	349
Total	$ 377,000	$ 91,889	$ 468,889
Percent	80.4%	19.6%	100.0%

[1] Represents amounts outstanding on our unsecured revolving credit facility at 6/30/2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date of our unsecured revolving credit facility to 10/19/2016.

[2] Represents the outstanding balance of our unsecured term loan at 6/30/2012. The term loan bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our senior unsecured debt ratings. The term loan is prepayable without penalty at any time.

[3] The total debt as of 6/30/2012, including unamortized mortgage premiums, was $471.



LEVERAGE RATIOS AND COVERAGE RATIOS

	As of and for the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Leverage Ratios:					
Total debt / total market capitalization [1]	30.7%	28.2%	29.4%	24.5%	26.0%
Total debt / total book capitalization [1]	34.9%	33.4%	33.1%	26.8%	34.0%
Total debt / total assets [1]	34.1%	32.6%	32.2%	25.9%	33.0%
Total debt / gross book value of real estate assets [2]	31.1%	29.8%	29.6%	23.9%	30.3%
Secured debt [1] / total assets	6.8%	7.0%	7.0%	3.6%	3.9%
Coverage Ratios:					
EBITDA [3] / interest expense [4]	7.0x	7.3x	9.0x	8.3x	7.9x
Total Debt [1] / Annualized EBITDA [3]	4.1x	3.8x	3.7x	3.1x	4.0x

(1) Debt includes the effect of mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

(2) Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

(3) See Exhibit B for the calculation of EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

(4) Interest expense includes the net amortization of mortgage premiums and deferred financing fees.

SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. data)



	For the Three Months Ended									
	6/30/2012		3/31/2012		12/31/2011		9/30/2011		6/30/2011	
Leasing capital [1]	$	905	$	426	$	2,545	$	563	$	585
Building improvements [2]		660		194		1,054		853		537
Recurring capital expenditures		1,565		620		3,599		1,416		1,122
Development, redevelopment and other activities [3]		1,194		405		2,256		463		96
Total capital expenditures	$	2,759	$	1,025	$	5,855	$	1,879	$	1,218
Average sq. ft. leased during period		9,038		8,951		8,620		7,920		7,316
Building improvements per average sq. ft. leased during period	$	0.07	$	0.02	$	0.12	$	0.11	$	0.07

[1]   Leasing capital includes tenant improvements and other tenant inducements (TI) and leasing costs such as brokerage commissions (LC).

[2]   Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[3]   Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

ACQUISITION INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. data)



Date Acquired	City and State	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant - Occupant
Jun-12	Albany, NY	1	64	$ 8,525	$ 133	8.6%	6.8	100.0%	State of New York - Department of Agriculture
Jun-12	Everett, WA	2	112	20,425	182	9.3%	8.4	100.0%	State of Washington - Department of Social and Health Services
Jul-12	Stockton, CA	1	22	8,251	375	8.8%	14.7	100.0%	U.S. Government - Dept of Immigration and Customs Enforcement
Jul-12	Atlanta, GA / Ellenwood, GA / Jackson, MS	3	553	88,000	159	8.1%	11.5	100.0%	U.S. Government - DHS, ICE, NARA, FBI [5]
	Total / Weighted Average	7	751	$125,201	$ 167	8.4%	10.9	100.0%	

(1) Represents the gross contract purchase price including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(2) Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

(3) Average remaining lease term based on rental income as of the date of acquisition.

(4) Percent leased as of the date of acquisition.

(5) DHS is the Department of Homeland Security; ICE is Immigration and Customs Enforecement; NARA is the National Archives and Records Administration; FBI is the Federal Bureau of Investigation.

PORTFOLIO INFORMATION



One Georgia Center, Atlanta, GA.
Square Feet: 375,805.
Primary Tenant: Georgia Department of Transportation.

PORTFOLIO SUMMARY



(As of June 30, 2012)

	Number of Properties	Sq. Ft.[1]	% Sq. Ft.	% Rental Income Three Months Ended 6/30/2012	% NOI Three Months Ended 6/30/2012 [3]
Properties majority leased to the U.S. Government	52	6,546,998	71.7%	71.8%	73.6%
Properties majority leased to state governments	18	2,135,414	23.4%	23.4%	21.5%
Property majority leased to the United Nations	1	187,060	2.1%	4.8%	6.0%
Other properties (currently vacant)	3	256,586	2.8%	N/A	-1.1%
Total	74	9,126,058	100.0%	100.0%	100.0%

[1] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

SUMMARY ACTUAL AND SAME PROPERTY RESULTS



(dollars and sq. ft. in thousands, except per sq. ft. data)

	Summary Actual Results For the Three Months Ended		Summary Same Property Results [1] For the Three Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Properties (end of period)	74	64	58	58
Total sq. ft. [2]	9,126	7,553	7,080	7,080
Percent leased [3]	92.2%	96.5%	91.6%	96.2%
Rental income [4]	$ 50,273	$ 42,107	$ 38,214	$ 40,452
NOI [5]	$ 31,129	$ 26,670	$ 23,386	$ 25,396
NOI % margin	61.9%	63.3%	61.2%	62.8%
NOI % change	16.7%	-	-7.9%	-

	Summary Actual Results For the Six Months Ended		Summary Same Property Results For the Six Months Ended [6]	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Properties (end of period)	74	64	55	55
Total sq. ft. [2]	9,126	7,553	6,805	6,805
Percent leased [3]	92.2%	96.5%	91.3%	96.1%
Rental income [4]	$ 100,728	$ 81,335	$ 74,044	$ 77,324
NOI [5]	$ 63,363	$ 51,013	$ 46,326	$ 48,262
NOI % margin	62.9%	62.7%	62.6%	62.4%
NOI % change	24.2%	-	-4.0%	-

[1] Based on properties we owned continuously since 4/1/2011.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to leases existing as of 6/30/2012, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any.

[4] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[5] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[6] Based on properties we owned continuously since 1/1/2011.

OCCUPANCY AND LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Properties	74	71	71	67	64
Total sq. ft. [1]	9,126	8,949	8,953	8,286	7,553
Square feet leased	8,418	8,223	8,508	7,964	7,285
Percentage leased	92.2%	91.9%	95.0%	96.1%	96.5%
Leasing Activity (sq. ft.):					
New leases	43	3	1	8	11
Renewals	163	35	547	77	14
Total	206	38	548	85	25
% Change in GAAP Rent [2]:					
New leases	-0.6%	-12.5%	6.2%	-1.3%	-26.3%
Renewals	7.6%	-3.9%	-5.6%	10.9%	-15.4%
Total	5.5%	-4.6%	-5.6%	10.1%	-19.0%
Leasing Commitments [3]:					
New leases	$ 2,172	$ 36	$ 6	$ 147	$ 291
Renewals	480	260	1,425	2,725	65
Total	$ 2,652	$ 296	$ 1,431	$ 2,872	$ 356
Leasing Commitments per Sq. Ft. [3]:					
New leases	$ 50.83	$ 13.19	$ 14.48	$ 19.18	$ 27.37
Renewals	$ 2.95	$ 7.35	$ 2.60	$ 35.03	$ 4.66
Total	$ 12.90	$ 7.78	$ 2.61	$ 33.61	$ 14.48
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	8.9	4.1	4.9	7.5	8.6
Renewals	3.3	4.4	9.8	9.7	3.6
Total	4.7	4.4	9.8	9.6	5.1
Leasing Commitments per Sq. Ft. per Year:					
New leases	$ 5.74	$ 3.24	$ 2.97	$ 2.55	$ 3.16
Renewals	$ 0.88	$ 1.66	$ 0.26	$ 3.61	$ 1.31
Total	$ 2.74	$ 1.77	$ 0.27	$ 3.51	$ 2.83
% Change in GAAP Rent [2]:					
Government tenants	10.9%	-0.6%	-4.9%	11.7%	7.7%
Non-government tenants	-14.0%	-11.9%	-9.9%	-7.9%	-22.8%
Total	5.5%	-4.6%	-5.0%	10.1%	-19.0%

[1] Sq. ft. measurements are subject to modest changes when space is remeasured or reconfigured for new tenants.

[2] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[3] Represents commitments to tenant improvements and leasing costs.

The above leasing summary is based on leases executed during the periods indicated.



LEASING ANALYSIS BY TENANT TYPE

Tenant Type	Sq. Ft. Leased as of 3/31/2012 (1)	% of Sq. Ft. Leased as of 3/31/2012(1)	Sq. Ft. During the Three Months Ended 6/30/2012: Expired Leases	Lease Renewals Executed	New Leases Executed	Properties Acquired	Sq. Ft. Leased as of 6/30/2012(1)	% of Sq. Ft. Leased as of 6/30/2012(1)
U.S. Government	5,821,083	70.8%	(162,181)	142,169	14,963	-	5,816,034	69.1%
State Government	1,563,012	19.0%	-	-	2,355	175,908	1,741,275	20.7%
United Nations	187,060	2.3%	-	-	-	-	187,060	2.2%
Non-government	651,731	7.9%	(23,856)	20,610	25,406	-	673,891	8.0%
	8,222,886	100%	(186,037)	162,779	42,724	175,908	8,418,260	100%

(1) Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.



Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Income [2]		Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Income [2]
U.S. Government:					**State Government:**			
1 U.S. Customs & Immigration Service	630,609	6.9%	10.2%		1 State of Massachusetts - three agency occupants	307,119	3.5%	4.8%
2 Internal Revenue Service	1,032,330	11.3%	10.0%		2 State of California - seven agency occupants	347,847	3.8%	4.0%
3 Department of Justice	317,535	3.5%	5.5%		3 State of Georgia - Department of Transportation	293,035	3.2%	3.0%
4 Department of Agriculture	337,500	3.7%	4.6%		4 State of New Jersey - Department of Treasury	173,189	1.9%	2.2%
5 Centers for Disease Control	352,876	3.9%	3.4%		5 State of Oregon - three agency occupants	162,432	1.8%	1.9%
6 Department of Veterans Affairs	293,660	3.2%	3.4%		6 State of Washington - Social and Health Services	111,908	1.2%	1.3%
7 Federal Bureau of Investigation	237,199	2.6%	2.6%		7 State of South Carolina - five agency occupants	125,250	1.4%	0.9%
8 Defense Intelligence Agency	266,000	2.9%	2.5%		8 State of Maryland - three agency occupants	84,674	0.9%	0.6%
9 National Business Center	212,996	2.3%	2.4%		9 State of Minnesota - two agency occupants	71,821	0.8%	0.6%
10 Department of Energy	220,702	2.4%	2.4%		10 State of New York - Department of Agriculture	64,000	0.7%	0.5%
11 National Park Service	166,745	1.8%	2.4%			1,741,275	19.1%	19.9%
12 Food and Drug Administration	133,920	1.5%	2.2%					
13 U.S. Courts	115,366	1.3%	2.0%		**The United Nations**	187,060	2.0%	5.1%
14 Social Security Administration	171,217	1.9%	1.8%		**139 Non-Government Tenants**	673,891	7.4%	7.3%
15 Drug Enforcement Agency	147,955	1.6%	1.6%					
16 Defense Information Services	163,407	1.8%	1.5%		Subtotal Leased Square Feet	8,418,260	92.2%	100.0%
17 Bureau of Land Management	183,325	2.0%	1.4%					
18 U.S. Postal Service	321,800	3.5%	1.2%		**Available for Lease**	707,798	7.8%	--
19 Defense Nuclear Facilities Board	58,931	0.6%	1.0%					
20 Occupational Health and Safety Administration	57,770	0.6%	1.0%		Total Square Feet	9,126,058	100.0%	100.0%
21 Military Entrance Processing Station	56,931	0.6%	1.0%					
22 Financial Management Service	98,073	1.1%	0.9%					
23 Department of Housing and Urban Development	90,487	1.0%	0.8%					
24 Environmental Protection Agency	43,232	0.5%	0.8%					
25 Bureau of Prisons	51,138	0.6%	0.4%					
26 Equal Employment Opportunity Commission	19,409	0.2%	0.2%					
27 National Labor Relations Board	10,615	0.1%	0.2%					
28 Department of Homeland Security	6,419	0.1%	0.1%					
29 Department of State	5,928	0.1%	0.1%					
30 Executive Office for Immigration Review	5,500	0.1%	0.1%					
31 Department of Labor	6,459	0.1%	0.0%					
	5,816,034	63.7%	67.7%					

[1] Sq. ft. is pursuant to leases existing as of 6/30/2012, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Percentage of annualized rental income is calculated using annualized contractual base rent from our tenants pursuant to our lease agreements with them as of 6/30/2012, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.



LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

	Number of Tenants Expiring	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [2]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2012	38	988	11.7%	11.7%	$ 25,474	12.9%	12.9%
2013	38	958	11.4%	23.1%	14,242	7.2%	20.1%
2014	38	458	5.4%	28.5%	8,544	4.3%	24.4%
2015	37	1,275	15.2%	43.7%	28,688	14.5%	38.9%
2016	35	603	7.2%	50.9%	14,652	7.4%	46.3%
2017	28	617	7.3%	58.2%	12,584	6.4%	52.7%
2018	13	584	6.9%	65.1%	22,480	11.4%	64.1%
2019	15	1,365	16.2%	81.3%	31,622	16.0%	80.1%
2020	17	668	7.9%	89.2%	19,167	9.7%	89.8%
2021 and thereafter	12	902	10.8%	100.0%	20,083	10.2%	100.0%
Total	271	8,418	100.0%		$ 197,536	100.0%	
Weighted average remaining lease term (in years)		4.6			4.8		

[1] Sq. ft. is pursuant to leases existing as of 6/30/2012, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Annualized rental income is the annualized contractual base rents from our tenants pursuant to our lease agreements with them as of 6/30/2012, plus straight line rent adjustments and recurring expense reimbursements to be paid to us, and excluding lease value amortization.

251 Causeway Street, Boston, MA.
Square Feet: 132,876.
Primary Tenant: Massachusetts Department of Environmental Affairs.

EXHIBITS





CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)

(dollars in thousands)

EXHIBIT A

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Calculation of NOI:				
Rental income [(1)]	$ 50,273	$ 42,107	$ 100,728	$ 81,335
Operating expenses	(19,144)	(15,437)	(37,365)	(30,322)
Property net operating income (NOI)	$ 31,129	$ 26,670	$ 63,363	$ 51,013
Reconciliation of NOI to Net Income:				
Property net operating income (NOI)	$ 31,129	$ 26,670	$ 63,363	$ 51,013
Depreciation and amortization	(12,153)	(9,097)	(24,225)	(17,483)
Acquisition related costs	(245)	(1,009)	(294)	(1,838)
General and administrative	(2,719)	(2,566)	(5,758)	(4,909)
Operating income	16,012	13,998	33,086	26,783
Interest and other income	6	20	14	35
Interest expense	(4,096)	(3,076)	(8,119)	(5,613)
Income tax expense	(44)	(56)	(89)	(102)
Equity in earnings of an investee	76	46	121	83
Net income	$ 11,954	$ 10,932	$ 25,013	$ 21,186

[(1)] We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments of approximately $695 and $43 for the three months ended June 30, 2012 and 2011, respectively, and $1,564 and $161 for the six months ended June 30, 2012 and 2011, respectively. Rental income includes non-cash amortization of intangible lease assets and liabilities of approximately ($537) and $116 for the three months ended June 30, 2012 and 2011, respectively, and ($1,091) and $288 for the six months ended June 30, 2012 and 2011, respectively. Rental income also includes reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

We calculate net operating income, or NOI, as shown above. We define NOI as rental income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and we believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, as an indicator of our financial performance or liquidity, nor is NOI necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. NOI should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other real estate investment trusts, or REITs, and real estate companies may calculate NOI differently than we do.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)



CALCULATION OF EBITDA

(dollars in thousands)

EXHIBIT B

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income	$ 11,954	$ 10,932	$ 25,013	$ 21,186
Plus: interest expense	4,096	3,076	8,119	5,613
Plus: income tax expense	44	56	89	102
Plus: depreciation and amortization	12,153	9,097	24,225	17,483
Plus: acquisition related costs	245	1,009	294	1,838
EBITDA	$ 28,492	$ 24,170	$ 57,740	$ 46,222

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, as a measure of financial performance or liquidity. We believe that EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollars in thousands, except per share data)



	For the Three Months Ended				For the Six Months Ended			
	6/30/2012		6/30/2011		6/30/2012		6/30/2011	
Net income	$	11,954	$	10,932	$	25,013	$	21,186
Plus: depreciation and amortization		12,153		9,097		24,225		17,483
FFO		24,107		20,029		49,238		38,669
Plus: acquisition related costs		245		1,009		294		1,838
Normalized FFO	$	24,352	$	21,038	$	49,532	$	40,507
Weighted average common shares outstanding		47,098		40,506		47,075		40,503
FFO per share	$	0.51	$	0.49	$	1.05	$	0.95
Normalized FFO per share	$	0.52	$	0.52	$	1.05	$	1.00

EXHIBIT C

We calculate funds from operations, or FFO, and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.